Exhibit 99.3

Template for notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Adam Steensberg

2.	Reason for the notification
a)	Position/status	EVP, Chief Medical and Development Officer in Zealand Pharma A/S

b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Zealand Pharma A/S, CVR-no. 20045078
b)	LEI[1]	549300ITBB1ULBL4CZ12

4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial	Shares
instrument, type of instrument
	Identification code	DK0060257814

b)	Nature of the transaction	Sale of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 210,43	2.500

d)	Aggregated information
	- Aggregated volume	DKK 526.071,80
- Price

e)	Date of the transaction	19 March 2020

f)	Place of the transaction	Nasdaq Copenhagen A/S